UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*


                             Thomas Industries Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    884424109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Dieter Rietschle
                          Werner Rietschle Holding GmbH
                                   Am Rebram 4
                                 79689 Maulburg
                                     Germany
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 29, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 98155 J 10 5
---------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Werner Rietschle Holding GmbH
---------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) / /
         (b) / /
---------------------------------------------------------------------------
3        SEC Use Only


---------------------------------------------------------------------------
4        Source of Funds (See Instruction)

         SC
---------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         /No /
---------------------------------------------------------------------------
6        Citizenship or Place of Organization
         Maulburg, Germany
---------------------------------------------------------------------------
                            7      Sole Voting Power
                                   1,800,000
Number of Shares
  Beneficially             ------------------------------------------------
   Owned by                 8      Shared Voting Power
     Each                          1,800,000
   Reporting               ------------------------------------------------
    Person                  9      Sole Dispositive Power
     With                          1,800,000
                           ------------------------------------------------
                           10      Shared Dispositive Power

---------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,800,000
---------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         / /
---------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         10.53%
---------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         CO
---------------------------------------------------------------------------

                      ATTACHMENT TO SCHEDULE 13D OF THE SEC

                               ANSWERS TO ITEM 1-7


         ITEM 1:  SECURITY AND ISSUER

The statement relates to shares of Thomas Industries Inc. held by Werner Rietschle Holding GmbH, Germany. The principal executive officer of Rietschle Holding is Dieter Rietschle, Am Rebrain 4, Maulburg, Germany.

         ITEM 2:  IDENTITY AND BACKGROUND

The holder of the securities of Thomas Industries Ltd. is the corporation Werner Rietschle Holding GmbH located in Maulburg, Germany. The principal business of Rietschle Holding consists of the holding of shares. The address of the principal office is named under ITEM 1. The information required by (d) and (e) of this item is negative concerning the Werner Rietschle Holding GmbH.

         ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

Rietschle Holding received the 1,80,000 shares as partial consideration when Thomas Industries Inc. acquired 15 corporations from the Werner Rietschle Holding GmbH. The total consideration consisted of a payment of (euro) 85,519,62 ("Cash Consideration") and the transfer of 1,800,000 shares of Thomas common stock, par value $1,00 per share to the Rietschle Holding.

         ITEM 4:  PURPOSE OF TRANSACTION

Both corporations Thomas Industries and Rietschle Holding work in the field of activity producing and trading with pumps and compressors. On August 29, 2002, Thomas acquired the operating companies of Rietschle Holding.

         ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

(a) The total number of shares amounts to 1,800,000. This corresponds to a quota of 10,53%.

(b) The securities are shares of the normal common stock of Thomas Industries without any special sole vote power or similar rights.

(c) No transaction have been effected during the last past six month concerning the shares.

(d) The shares of the Rietschle Holding GmbH are 100% owned by the corporation Rietschle GmbH & Co. KG Holding. Mr. Dieter Rietschle, shareholder of the Rietschle GmbH & Co. KG Holding, owns 49% of the shares of this company. Additionally he possesses an extra 2% sole voting power. The total number of Control Rights of Mr. Dieter Rietschle concerning the Rietschle GmbH & Co. KG Holding amounts to 51%.

(e) The securities were transferred from Thomas Industries to Werner Rietschle Holding GmbH on August 29th 2002. Since then the Rietschle Holding is the owner of more than five percent of the class of securities.

         ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. None.

         ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

None.



19-02-2003
-----------------------------------
(Date)



/s/ Dieter Rietschle
-----------------------------------
(Signature)



Dieter Rietschle General Manager
-----------------------------------
(Name/Title)

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This Amendment to the Schedule 13D is filed on behalf of each of the undersigned.

February 19, 2003

                                   Werner Rietschle Holding GmbH + Co, KG



                                   By: /s/ Dieter Rietschle
                                      ------------------------------------------
                                         Dieter Rietschle